SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2003

Commission File No. 1-14110

PECHINEY
(Name of Registrant)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: [X]     Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:[ ]      No:  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:[ ]     No:  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:[ ]     No:  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 30, 2003, announcing Pechiney’s 2002 annual results.

PRESS RELEASE	January 30, 2003

Annual Results 2002

Pechiney announces a net loss of € 50 million in 2002, corresponding to adjusted net income (*) of € 211 million, or 2.69 euros per share, down 28% from the previous year. At € 407 million, earnings from operations declined 26% and were slightly higher than the estimate of € 400 million made last October. The net dividend proposed per common share "A" is unchanged at € 1.00.

Major events in the year

  Good operating performance in a particularly difficult economic environment. The decline in the price of aluminum, of geographical premiums and in the parity of the U.S. dollar alone explain the decrease in the Group's earnings from operations. Thanks to its operating performance, the Group therefore succeeded in 2002 in offsetting the sharp drop in sales volume in aerospace and packaging, as well as the absence of a recovery in the United States.

  Pechiney Continuous Improvement System. As of December 31, 2002, cumulated Continuous Improvement Gains are estimated at € 130 million, in line with the objective set at the end of 2001.

  Successful integration of the acquisitions made in 2001: Eurofoil, Soplaril, Tomago.

  Non-recurring charges of € 315 million before taxes, mainly linked to assets depreciation and goodwill amortisation, calculated in accordance with the new US GAAP SFAS 142 and SFAS 144 (accounted for under Exceptional Goodwill Amortisation for € 98m and under Restructuring expense, Other expense/income for the rest).

  Cash Flow from Operations was higher in 2002, thanks to reduced working capital.

  Acquisition of Corus' aluminum conversion assets. Preliminary agreement signed on October 23, 2002.

  AP50 Project. Pechiney signed an energy supply agreement with Eskom (South Africa), achieving a major step forward in its first project to build an aluminum production facility using AP50 technology.

  New corporate organization in three sectors: Primary Aluminum, Aluminum Conversion and Packaging.

  Pechiney's divisions will continue to adapt in 2003. These have initiated several restructuring procedures in January, which may lead to a decision, in 2003, to close several production facilities. Should such decisions be made, they could translate, during this fiscal year, into estimated restructuring charges, which could range from €50 million to €70 million.
2003 Outlook:

The year 2003 has begun in an environment marked by major political and economic uncertainty which affects all of our activities, with particular reference to the impact of the very unfavorable trend in the parity of the U.S. dollar and current market conditions. In Aluminum Conversion and Packaging, our sales should, nevertheless, benefit from the end of the destocking phase observed in 2002, with pressure on prices which will remain strong in certain segments. In such an environment, the Group's priority is to continue to achieve the benefits of the Pechiney Continuous Improvement System, in line with the objectives defined a year ago. These efforts will be complemented by the restructuring, and on some occasions the closing, of activities which are unable to demonstrate their viability. These measures, though difficult, are necessary to allow the Group to maintain its competitive position and continue to grow.

Statement of income (French GAAP)
Million of euros	2001	2002	Million of euros	Q4 2001	Q3 2002	Q4 2002
Net sales	11,054	11,909	Net sales	2,679	3,020	2,678
Earnings from operations	549	407	Earnings from operations	104	95	71
Restructuring expense, other (expense) income	(63)	(243)	Restructuring expense, other (expense) income	(35)	(47)	(126)
Financial expense, net	(68)	(49)	Financial expense, net	(16)	(16)	(11)
Income tax expense	(130)	(39)	Income tax expense	(16)	(19)	39
Equity affiliates	24	3	Equity affiliates	8	0	(1)
Minority interests	(28)	0	Minority interests	(6)	(3)	3
Net Income before goodwill	284	79	Net Income before goodwill	39	10	(25)
Goodwill amortisation	(29)	(31)	Goodwill amortisation	(9)	(8)	(7)
except. Goodwill amortisation	(22)	(98)	except. Goodwill amortisation	(22)	(16)	(50)
Net income	233	(50)	Net income	8	(14)	(82)
Net Income Per share "A" (€)	2.92	(0.66)	Net Income Per share "A" (€)	0.09	(0.18)	(1.06)
Adjusted Net Income *	297	211	Adjusted Net Income *	53	38	50
Adj. Net inc. / share* bef. GW	4.12	3.11	Adj. Net inc. / share* bef. GW	0.79	0.59	0.74
Adj. net income per share*	3.76	2.69	Adj. net income per share*	0.68	0.48	0.65
(*) Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items.

Main trends in 2002

In 2002, the Group reported a net loss of € 50 million, or -0.66 euros per share, compared with net income of € 233 million (2.92 euros per share) in 2001. This result includes a significant amount of non-recurring expenses (in large part with no impact on the cash flow) primarily linked to restructuring, exceptional depreciation of assets and amortization of goodwill, calculated in accordance with the new US GAAP SFAS 142 and SFAS 144. At 2.69 euros, adjusted net income per share (1) was down 28% in 2002 from 3.76 euros in 2001.

In 2002, the Primary Aluminum sector (new organization) was affected by unfavorable market conditions (average realized aluminum price down 8.4% from 2001, fall in geographical premiums, negative trend in the parity of the U.S. dollar vis-a-vis the euro and fall in silicon prices), which had a negative impact of € 160 million at the earnings from operations level, which compares to a yearly decrease of € 142 million for the sector. Such impact from external factors could therefore only partially be compensated by the progress made otherwise by the sector. Several successes were reported in the sale of technology (winning all the large smelter expansion contracts on the market in 2002), production was increased through, in particular, the acquisition of its additional 15.5% equity interest in the Tomago facility in October 2001, and production costs for the sector were kept unchanged despite several technical incidents during 2002.

In Europe, the Aluminum Conversion sector demonstrated its ability to maintain earnings from operations in 2002 at the same level as in 2001, in spite of a significant decline in demand in markets linked to investment and a sharp drop in the aerospace sector. This performance was due to the capacity of the Issoire facility to adapt rapidly to the economic downturn, Continuous Improvement Gains that exceeded objectives, and strong operating performance as well as a favorable environment in markets related to consumer goods (can stock, automotive, foil and thin foil). In the United States, the product mix at the Ravenswood facility was adversely affected by the forecast decline in orders from Boeing, the impact of which was not offset by the upswing in shipments of standard rolled products. A major recovery program was launched at the plant in the fall.

The Packaging sector reported very good performance in terms of cost reduction through the systematic implementation of the Pechiney Continuous Improvement System. This advance was masked by a particularly difficult economic environment in 2002, due to persistent sluggishness in demand in most of its markets, especially for luxury products and cosmetics. Excluding the parity impact, earnings from operations for the sector were at the same level as in 2001, despite very difficult trading conditions.

(1)Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items.

Finally, earnings from operations in International Trade totaled a record € 73 million, representing an increase of 33%, as a result of active physical trading operations and, to a lesser extent, the consolidation of Pechiney Far East.

Continuous Improvement

The year 2002 saw the first benefits from the Pechiney Continuous Improvement System, with cumulated savings, gross of inflation, of € 130 million, in line with the objective announced at the beginning of the year.

2002 Cumulated Continuous Improvement Gains

The implementation of the Continuous Improvement System and team training produced their first results in terms of safety and the quality of customer service in all sectors. The financial savings exceeded objectives in Packaging and Aluminum Conversion, where the quality of the implementation of the Pechiney Continuous Improvement System confirmed its great potential. In the Primary Aluminum sector, the progress made was somewhat eroded by a number of production incidents.

Annual shareholders' meeting

Pechiney's Annual Shareholders' Meeting is scheduled for April 3, 2002. Both an ordinary and extraordinary Shareholders' Meeting are planned. A net dividend of € 1.00 per common share "A" and of € 1.65 per preferred share "B" has been proposed with payment on May 7, 2003, excluding the corresponding avoir fiscal (applicable French withholding tax).

French- and English-language versions of the proposed resolutions will be available at www.pechiney.com once an official announcement of the meeting has been published. Note should be made that as a result of a change in French regulation, participating shareholders are authorized, as was not the case in the past, to sell their shares at any time before the shareholders' meeting, regardless of their prior registration to this meeting.

Principal indicators

	2002	2001		T4 2002	T4 2001
Average euro/U.S. dollar	0.94	0.90	Average euro/U.S. dollar	1.00	0.90
Realised € /$ (Primary Al.)	0.93	0.89	Realised € /$ (Primary Al.)	0.98	0.89
LME average price ($/t)	1,365	1,454	LME average price ($/t)	1,359	1,337
Average realized price ($/t)	1,358	1,483	Average realized price ($/t)	1,334	1,373

Recent developments - fourth quarter

The fourth quarter of 2002 was mainly marked by the announcement, in October, of a preliminary agreement for the acquisition of Corus' Aluminum Conversion assets. Pechiney hereby implements its strategy of profitable growth in key markets - aerospace and automotive. The operation, which is subject to the approval of anti-trust authorities and to a favourable end to currently ongoing internal authorization procedures at Corus, will provide Pechiney with many synergies and should be earnings enhancing as of the first year.

In December 2002, Pechiney also announced a Group reorganization. The Group created an upstream sector - Primary Aluminum - which regroups activities in primary aluminum, bauxite-alumina, technology and smelter equipment sales, as well as the Ferroalloys division (PEM). This new sector will be under the responsibility of Jean-Dominique Senard. Aluminum Conversion, which will keep its current structure, will become a separate sector under the management of Pierre Vareille as of July 1, 2003. The Packaging sector, under Christel Bories, remains unchanged. Last but not least, the International Trade division, which cuts across division lines, will be managed separately, overseen by Olivier Mallet, the Group's Chief Financial Officer.

Net Sales (Millions of euros)	Earnings from Operations (Millions of euros)

Net Sales (new organization)

Millions of euros	Q4 2001	Q3 2002	Q4 2002	Millions of euros	2001	2002
Primary Aluminium	537	468	469	Primary Aluminium	2,209	1,913
Aluminium Conversion	615	612	625	Aluminium Conversion	2,676	2,618
Packaging	622	559	554	Packaging	2,418	2,342
Net sales from industrial operations	1,774	1,639	1,648	Net sales from industrial operations	7,303	6,873
International Trade	905	1,381	1,030	International Trade	3,751	5,036
Total	2,679	3,020	2,678	Total	11,054	11,909

Earnings from operations (new organization)

Millions of euros	Q4 2001	Q3 2002	Q4 2002	Millions d'euros	2001	2002
Primary Aluminium	79	70	50	Primary Aluminium	424	282
Aluminium Conversion	(10)	0	0	Aluminium Conversion	22	13
Packaging	35	32	24	Packaging	136	129
International Trade	24	16	20	International Trade	55	73
Holdings	(24)	(23)	(23)	Holdings	(88)	(90)
Total	104	95	71	Total	549	407

Segment breakdown - fourth quarter

Consolidated net sales in the fourth quarter were stable at € 2,678 million. On a comparable basis, there was a decrease of 9%. This difference was mainly due to the consolidation of Pechiney Far East, an International Trade subsidiary.

Earnings from operations - fourth quarter

At € 71 million, earnings from operations in the fourth quarter decreased by 32% from the same period in 2001 and by 25% from the previous quarter.

In comparison with the first nine months of the year, the fourth quarter was marked by the following trends.

There was an amplification of the negative impact of the rise in the parity of the euro vis-a-vis the U.S. dollar on operating results in the Primary Aluminum sector, while the negative effect of the decline in the price of aluminum, which had begun in the third quarter of 2001, was attenuated.

In Aluminum Conversion there was a slight upswing in shipments to the aerospace market in Europe.

In Packaging, a decrease in sales volume was confirmed in plastic packaging with no clear signs of a recovery in beauty and cosmetics markets.

Primary Aluminum (Aluminum Metal, Bauxite - Alumina and Ferroalloys)

At € 50 million, earnings from operations in the fourth quarter of 2002 decreased by 29% from the same period in 2001. Compared to the fourth quarter of 2001, the negative impact from external factors (decline in the parity of the U.S. dollar, aluminium price, geographical premiums, silicon prices) amounted to -€39 million.

Strong growth in the volume of technology sales (second potline at Mozal and third potline at Hillside) made it possible to offset some of the effects of the difficult economic environment. In addition, except for the PNL plant which has experienced production difficulties due to exceptional weather conditions, all of the Group's aluminum plants posted a satisfactory level of production in the fourth quarter.

In comparison with the third quarter of 2002, earnings from operations were down 29%, mainly owing to the major decrease in the parity of the U.S. dollar during the period.

In 2003, while the price of aluminum seems relatively stable, the recent decline in the parity of the U.S. dollar, vis-a-vis the currencies of most of the countries that produce primary aluminum, is likely, if the situation lasts, to have a strong negative impact on results in this sector.

Aluminum Conversion

In Aluminum Conversion, earnings from operations in the fourth quarter of 2002 increased by € 10 million over the same period in 2001, and were stable compared with the previous quarter.

Earnings from operations reported by European activities rose from € 2 million in the fourth quarter of 2001 to € 15 million in the same period in 2002. In the third quarter of 2002, earnings from operations totaled € 12 million.

The increase was mainly due to:

  the good performance in terms of production costs at all European activities, through the implementation of the Pechiney Continuous Improvement System;

  the resilience demonstrated by the Issoire plant, which, in a depressed aerospace market, adapted its manufacturing base and production capacity, thereby maintaining its operating result at the level reported in the fourth quarter of 2001, the increase in sales volume in the markets for automotive, heat exchangers and foil and thin foil, within the last category a major improvement in productivity at the Rugles plant.

In the United States, the net operating loss reported by the Ravenswood plant went from € 12 million in the fourth quarter of 2001 to € 15 million in the same period in 2002. In the third quarter of 2002, the net operating loss stood at € 12 million. This trend was due to the accounting in the fourth quarter of non-recurring expenses, in particular linked to impairment of inventories. A major plan targeting industrial and commercial recovery was launched in September 2002. It was followed in December by an agreement with the local union to re-negotiate the current labor contract for two years until mid-2005.

In 2003, the sector is expected to improve its performance significantly. In Europe, it will benefit from an upturn in aerospace shipments as can be seen from orders booked at the end of 2002. In the United States, the profitability of the Ravenswood plant should improve, without, however, breaking-even in 2003 under current market conditions.

Packaging

In Packaging, earnings from operations totaled € 24 million in the fourth quarter of 2002, compared with € 35 million in the same period in 2001, and € 129 million in 2002 versus € 136 million in 2001, down 5%.

The different activities in the Packaging sector reported very contrasting results in 2002.

Despite the negative impact of reduced sales volume, the Plastic Packaging division reported a 36% increase in earnings from operations in 2002. This performance was mainly linked to the successful, systematic implementation of the Pechiney Continuous Improvement System, to the successful integration of Soplaril and to a positive scissors effect between selling prices and raw materials costs in the first half of 2002. In the fourth quarter, the decline in sales volume tended to gain ground in this market, which came on top of a rise in resin prices.

The divisions serving cosmetics - Cebal - and luxury goods - Techpack International - were affected by a sharp drop in sales volume (especially in luxury markets), which was partly due to strong destocking by clients and led to a decline in selling prices during the second half. These factors could not be fully offset by the good performances achieved through Pechiney's Continuous Improvement System. Earnings from operations in these activities therefore decreased significantly in 2002.

In the fourth quarter, in the beauty-cosmetics segment, the sector maintained sales volume at a level comparable with the already weak volumes reported in the same period in 2001.

In 2003, while awaiting market recovery and in an economic environment which remains difficult at the beginning of the year, the Packaging sector should continue to benefit from the positive impact on earnings from operations of the Pechiney Continuous Improvement System and the restructuring measures under way at Techpack International.

International Trade

The year 2002 was particularly satisfactory for this division, which reported a 33% rise in earnings from operations to € 73 million.

This performance was due to strong growth in results in all physical trading segments, and, to a lesser extent, to the results of Pechiney Far East (consolidated in January 2002), which considerably offset the lackluster economic environment in which the network of distribution and sales agencies operated.

Other statement of income items

Net financial expense totaled € 11 million in the fourth quarter and € 49 million for the whole year, down € 19 million from 2001. This reduction of financial expense mainly reflected a sharp decline in interest rates in the United States and Europe.

Current and deferred income taxes in the period represented a tax asset of € 39 million, compared with a liability of € 16 million in 2001. In 2002, the effective tax rate was 34%, significantly less than the Group's forecasts.

Finally, in the fourth quarter, the Group recorded € 126 million in restructuring charges, other exceptional depreciation of fixed assets and investments and other (expense) income, of which € 114 million represented non-recurring charges and € 50 million exceptional amortization of goodwill.

The majority of these non-recurring expenses concerned cosmetics and luxury packaging, and represented depreciation of fixed assets and restructuring at Cebal and Techpack International (TPI), as well as additional exceptional amortization of goodwill at TPI in the amount of € 43 million. The other non-recurring items concerned the Aluminum Conversion sector (mainly Ravenswood) and the Primary Aluminum sector. At all of the manufacturing facilities in which the absence of adequate prospects of profitability led to exceptional depreciation of fixed assets, the Group announced the launch of labor consultation procedures related to proposed recovery plans.

Amortization of goodwill

In addition to the exceptional amortization of goodwill described above, in the amount of € 50 million, the Group continues to amortize its goodwill regularly according to French accounting principles. A recurring expense of € 7 million was, therefore, recorded in the fourth quarter of 2002, bringing the total recurring expense for 2002 to € 31 million.

Cash Flow

Cash flow from operations was higher in 2002 than in 2001 thanks to improved working capital requirement.

Balance sheet items

As of December 31, 2002, net indebtedness totaled
€ 1,437 million. Compared with shareholders' equity and minority interests of € 3,163 million, the debt-to-equity ratio was 0.45, compared with 0.42 as of December 31, 2001.

As of December 31, 2002, the total number of outstanding shares was 82,513,683, of which 4,716,938 were owned by the Company (treasury stock). In the fourth quarter, 382,700 shares were bought by Pechiney, bringing the total number of shares bought in 2002 to 1,162,274.

Calendar

Shareholders' Meeting 2002:            April 3, 2003
Next consensus survey:                March 24, 2003
First quarter results:                          April 29, 2003
Payment of dividend:                            May 7, 2003
Pechiney Investor Day (London): June 17, 2003

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:

Charles L. Ranunkel : Tél. : 01 56 28 25 07
Catherine Paupelin :   Tél. : 01 56 28 25 08
Jérôme Gaudry :          Tél. : 01 56 28 25 23
                                        Fax : 01 56 28 33 38

PECHINEY

7, place du Chancelier Adenauer
75116 Paris
E-mail : Pechiney-IR-Team@pechiney.com
Internet : http://www.pechiney.com

Press Contacts: Chrystèle Ivins: Tel: 33 1 56 28 24 18 chrystele.ivins@pechiney.com Stephan Giraud: Tel: 33 1 56 28 24 19 stephan.giraud@pechiney.com

Appendix

Comparison with American accounting standards (US GAAP)

Statement of Income Q4 2002					Statement of Income FY 2002
Millions of euros	French GAAP	FAS 133 Impact	FAS 142 Impact	US GAAP	Millions of euros	French GAAP	FAS 133 Impact	FAS 142 Impact	US GAAP
Net Sales	2,678	1	-	2,679	Net Sales	11,909	9	-	11,918
Earnings from operations	71	5	-	76	Earnings from operations	407	16	-	423
Restructuring expense, other (expense) income	(126)	-	-	(126)	Restructuring expense, other (expense) income	(243)	-	-	(243)
Income from operations	(55)	5	-	(50)	Income from operations	164	16	-	180
Financial expense, net	(11)	(3)	-	(14)	Financial expense, net	(49)	(1)	-	(50)
Income tax benefit (expense)	39	-	-	39	Income tax benefit (expense)	(39)	(5)	-	(44)
Equity in net earnings of affiliates	(1)	2	-	1	Equity in net earnings of affiliates	3	15	-	18
Minority interests	3	-	-	3	Minority interests	0	-	-	0
Goodwill amortisation	(7)	-	7	0	Goodwill amortisation	(31)	-	31	0
Exceptional Goodwill amortisation	(50)	-	(10)	(60)	Exceptional Goodwill amortisation	(98)	-	21	(77)
Net Income	(82)	4	(3)	(81)	Effect of change in accounting principle	-	-	(31)	(31)
					Net Income	(50)	25	21	(4)

Balance Sheet as of 31/12/2002
Millions of euros	French GAAP	US GAAP Impact	US GAAP
Long-term assets	4,840	(62)	4,778
Current assets	3,394	202	3,596
Total assets	8,234	140	8,374
Shareholder's equity	3,014	(105)	2,909
Minority Interests	149	-	149
Long-term liabilities	2,802	45	2,847
Current liabilities	2,269	200	2,469
Total liabilities and Shareholder's equity	8,234	140	8,374

The accounting principles applied by the Group in the preparation of its financial statements differ in certain points from generally accepted accounting principles in the United States. The impact of these differences is presented in the accompanying tables and explained below.

Accounting for derivatives and hedging operations

Pechiney's financial statements prepared in accordance with US GAAP comply with SFAS 133, which requires that derivative instruments (foreign exchange, interest rates, commodities) be recognised as assets or liabilities and measured at fair value. This standard also sets the criteria for hedge accounting.

The application of these criteria means that certain hedging activities, which are efficient from an economic point of view, are no longer recognised as hedging activities. As a result, gains and losses resulting from the mark to market of certain hedging instruments are to be recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items.

For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting gain (with no impact on cash flow) of € 4 million in the fourth quarter of 2002 and of € 25 million for the year 2002.

Amortisation of goodwill

Pechiney's financial statements prepared in accordance with US GAAP comply with SFAS 142, which requires that goodwill be no longer amortised, but be regularly tested for impairment.

The application of SFAS 142 led to the cancellation of the recurring amortization charge recorded in the French GAAP financial statements. Impairment tests resulted in the recording of goodwill write-downs amounting to € 31 million recorded as effect of changes in accounting principles at January 1, 2002 and relating to the year 2002. These write-downs are also recorded in the French GAAP financial statements, but for lower amounts, due to the recording of recurring goodwill amortization under French GAAP.

Differences in the balance sheet included the impact of SFAS 133 and SFAS 142 (respectively increases in shareholders' equity of € 15 millions and € 21 million) and a € 141 million reduction in shareholders' equity due to the different way additional pension liabilities are recorded.

Appendix

PECHINEY

Consolidated Statement of Income
French GAAP
(in millions of euros)	2002	2001
Net sales	11,909	11,054
Other operating revenues	144	150
Cost of goods sold (excluding depreciation)	(10,611)	(9,615)
Selling, general and administrative expense	(610)	(615)
Research and development expense	(90)	(97)
Amortisation (excluding goodwill)	(335)	(328)
Earnings from operations	407	549
Restructuring expense and Long-lived assets writedowns	(145)	(75)
Other (expense) income	(98)	12
Income from operations	164	486
Financial expense, net	(49)	(68)
Income before income taxes	115	418
Income tax benefit (expense)	(39)	(130)
Income from consolidated companies	76	288
Equity in net earnings of affiliates	3	24
Minority interests	0	(28)
Net Income before goodwill	79	284
Goodwill amortisation	(31)	(29)
Exceptional Goodwill amortisation	(98)	(22)
Net Income	(50)	233
Net Income per share "A" (€)	(0.66)	2.92
(*)Computed on the average number of "A" and "B" shares, i.e. 78,520,814 for the year 2002 (excluding treasury shares). 1,162,274 were repurchased during 2002.
Adjusted Net Income per share Calculation
- Adjusted net Income(**)	211	297
- Adjusted net Income per share (€)	2.69	3.76
(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non recurring items
.

Consolidated Statement of Cash Flow

(in millions of euros)	2002	2001
Resources from Operations	740	750
Change in working capital requirements	168	24
Utilisation of provisions and other	(279)	(197)
Cash provided by Operations	629	577
Capital expenditures	(479)	(389)
Financial investments	(63)	(582)
Divestitures and other	5	54
Net Cash-flow	92	(340)
Dividends paid	(122)	(134)
Purchase of treasury shares	(40)	(60)
Increase in capital	(***)36	1
Increase (decrease) in Cash	(34)	(533)
(***) Including € 35 million linked to the increase in capital reserved to employees in January 2002.

Appendix

PECHINEY

Consolidated Statement of Income(*)
French GAAP
	2001				2002
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	2,817	2,806	2,752	2,679	2,814	3,397	3,020	2,678
Other operating revenues	43	38	29	40	30	41	35	38
Cost of goods sold (excluding depreciation)	(2,443)	(2,448)	(2,393)	(2,331)	(2,473)	(3,042)	(2,717)	(2,379)
Selling, general and administrative expense	(147)	(150)	(146)	(172)	(153)	(152)	(142)	(163)
Research and development expense	(24)	(22)	(24)	(27)	(24)	(20)	(22)	(24)
Amortisation (excluding goodwill)	(80)	(82)	(81)	(85)	(90)	(87)	(79)	(79)
Earnings from operations	166	142	137	104	104	137	95	71
Restructuring expense and Long-lived assets writedowns	0	(7)	(57)	(11)	(10)	(43)	(7)	(85)
Other (expense) income	8	(14)	42	(24)	(6)	(11)	(40)	(41)
Income from operations	174	121	122	69	88	83	48	(55)
Financial expense, net	(16)	(17)	(19)	(16)	(11)	(11)	(16)	(11)
Income before income taxes	158	104	103	53	77	72	32	(66)
Income tax benefit (expense)	(48)	(27)	(39)	(16)	(28)	(31)	(19)	39
Income from consolidated companies	110	77	64	37	49	41	13	(27)
Equity in net earnings of affiliates	1	10	5	8	1	3	0	(1)
Minority interests	(9)	(7)	(6)	(6)	(4)	4	(3)	3
Net Income before goodwill	102	80	63	39	46	48	10	(25)
Goodwill amortisation	(6)	(7)	(7)	(9)	(9)	(8)	(8)	(7)
Exceptional Goodwill amortisation	-	-	-	(22)	-	(31)	(16)	(50)
Net Income	96	73	56	8	37	9	(14)	(82)
(*)Amortization of goodwill, previously recorded in operating income, is now presented before net income. The 2001 quarterly accounts were therefore restated.
Adjusted Net Income per share Calculation
- Adjusted net Income(**)	91	87	66	53	49	74	38	50
- Adjusted net Income per share (€)	1.15	1.09	0.84	0.68	0.62	0.94	0.48	0.65
(**) (**) Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non recurring items.
Earnings from operations (new organization)
	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Primary Aluminium	137	95	113	79	69	93	70	50
Aluminium Conversion	9	20	3	(10)	4	9	0	0
Packaging	32	37	32	35	33	40	32	24
International Trade	10	11	10	24	19	18	16	20
Holdings	(22)	(21)	(21)	(24)	(21)	(23)	(23)	(23)
Total	166	142	137	104	104	137	95	71
Total EBITDA (***)	246	224	218	189	194	224	174	150
Consolidated primary Aluminium Prod. (kt)	197	200	202	221	215	219	221	222
Average realised LME price ($/t)(****)	1,550	1,543	1,481	1,373	1,354	1,385	1,360	1,334
Realised € /$ – Primary Aluminium	0.90	0.90	0.88	0.89	0.88	0.90	0.95	0.98
Average euro/U.S. dollar	0.92	0.87	0.89	0.90	0.88	0.92	0.98	1.00
(***)Earnings from operations before depreciation. (****) Average actual selling price of a metric ton of primary aluminium (excluding premiums) negotiated by the Group during the period.

Appendix

Consolidated Balance Sheet

French GAAP
(in millions of euros)	As of 31/12/2002	As of 31/12/2001
ASSETS
Long-term assets
Property, plant and equipment, net	2,832	2,997
Goodwill, net	637	860
Other intangible assets, net	163	145
Investments in equity affiliates	285	297
Long-term investments	139	141
Deferred income taxes	505	335
Other long-term assets	279	256
	4,840	5,031
Current assets
Inventories, net	1,525	1,601
Accounts receivable – Trade	1,281	1,466
Deferred income taxes	51	60
Prepaid expenses	72	71
Other receivables	29	20
Marketable securities	153	113
Cash	283	321
	3,394	3,652
Total assets	8,234	8,683
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholder's equity
Capital stock
- Common shares "A"	1,242	1,229
- Preferred shares "B"	16	16
Treasury shares	(180)	(140)
Share premium	790	767
Retained earnings	1,297	1,473
Cumulative translation adjustement	(151)	50
	3,014	3,395
Minority interests	149	169
Long-term liabilities
Deferred income taxes	195	173
Other long-term liabilities	1,142	1,129
	1,337	1,302
Long-term debt	1,465	971
Current liabilities
Accounts payable – Trade	1,456	1,504
Accrued liabilities	376	375
Other payables	8	18
Current portion of long-term debt	39	37
Short-term bank loans	390	912
	2,269	2,846
Total liabilities and shareholders' equity	8,234	8,683
Net Debt	1,437	1,484
Shareholder's equity + Minority interests	3,163	3,564
Gearing	0,45	0,42

Appendix

PECHINEY

Consolidated Statement of Income
US GAAP
(in millions of euros)	2002	2001
Net sales	11,918	11,043
Other operating revenues	145	150
Cost of goods sold (excluding depreciation)	(10,605)	(9,649)
Selling, general and administrative expense	(610)	(616)
Research and development expense	(90)	(97)
Amortisation (excluding goodwill)	(335)	(328)
Earnings from operations	423	503

Restructuring expense and Long-lived assets writedown	(145)	(75)
Other (expense) income	(98)	12
Income from operations	180	440
Financial expense, net	(50)	(70)
Income before income taxes	130	370
Income tax benefit (expense)	(44)	(113)
Income from consolidated companies	86	257
Equity in net earnings of affiliates	18	24
Minority interests	0	(28)
Net Income before goodwill and effect of change in accounting principle	104	253
Goodwill amortisation	-	(26)
Exceptional Goodwill amortisation	(77)	(22)
Net Income before effect of change in accounting principle	27	205
Effect of change in accounting principle	(31)	(11)
Net Income	(4)	194
Net Income per share "A" (€)	(0.07)	2.43
(*)Computed on the average number of "A" and "B" shares, i.e. 78,520,814 for the year 2002 (excluding treasury shares).
Adjusted Net Income per share Calculation
- Adjusted net Income(**)	268	258
- Adjusted net Income per share (€)	3.42	3.26
(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non recurring items.

Consolidated Statement of Cash Flow

(in millions of euros)	2002	2001
Resources from Operations	755	704
Change in working capital requirements	154	46
Utilisation of provisions and other	(280)	(173)
Cash provided by Operations	629	577
Capital expenditures	(479)	(389)
Financial investments	(63)	(582)
Divestitures and other	5	54
Net Cash-flow	92	(340)
Dividends paid	(122)	(134)
Purchase of treasury shares	(40)	(60)
Increase in capital	(***)36	1
Increase (decrease) in Cash	(34)	(533)
(***) Including € 35 million linked to the increase in capital reserved to employees in January 2002.

Appendix

Consolidated Balance Sheet

US GAAP
(in millions of euros)	As of 31/12/2002	As of 31/12/2001
ASSETS
Current assets
Cash	283	321
Marketable securities	153	113
Other receivables	11	20
Prepaid expenses	309	205
Deferred income taxes	47	69
Accounts receivable – Trade	1,269	1,444
Inventories, net	1,524	1,601
	3,596	3,773
Long-term assets
Other long-term assets	201	206
Deferred income taxes	499	339
Long-term investments	139	141
Investments in equity affiliates	285	280
Other intangible assets, net	163	145
Goodwill, net	659	864
Property, plant and equipment, net	2,832	2,997
	4,778	4,972
Total assets	8,374	8,745
LIABILITIES AND SHAREHOLDERS' EQUITY
Short term debt
Short term bank loans	392	912
Current portion of long term debt	39	37
Other payables	8	15
Accrued liabilities	579	516
Accounts payable – Trade	1,451	1,505
	2,469	2,985
Other long term liabilities	45	81
Long term Debt	1,465	971
Long term Liabilities
Other long term liabilities	1,142	1,129
Deferred income taxes	195	173
	1,337	1,302
Minority Interests	149	169
Shareholder's equity
Fair value of derivative instruments	33	2
Cumulative translation adjustment	(151)	54
Additional minimum pension liability	(141)	(121)
Retained earnings	1,300	1,430
Share premium	790	767
Treasury shares	(180)	(140)
Capital stock	1,258	1,245
- Common shares "A"	1,242	1,229
- Preferred shares "B"	16	16
	2,909	3,237
Total liabilities and shareholders' equity	8,374	8,745

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2003	PECHINEY By: /s/ OLIVIER MALLET Name: Olivier MALLET Title: Chief Financial Officer